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SECUR[ITIES AND EXCHANGE COMMIS]SION

09040227

C M

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falkin Platnick Securities Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jackson Drive
(No. and Street)

Cranford,	NJ	07016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Platnick (908) 709-0909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilkin & Guttenplan, P.C.
(Name – *if individual, state last, first, middle name*)

1200 Tices Lane	East Brunswick	NJ	08816
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/30

OATH OR AFFIRMATION

I, Albert Platnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falkin Platnick Securities Co., Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Sworn before me this 23rd day of FEBRUARY, 2009.

Notary Public

LEWIS J. NIEBURG
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 19, 2011

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALKIN PLATNICK SECURITIES CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

FALKIN PLATNICK SECURITIES CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

TABLE OF CONTENTS

Wilkin & Guttenplan, P.C.
Certified Public Accountants & Consultants

1200 Tices Lane ■ East Brunswick, NJ 08816 ■ (732) 846-3000 ■ fax (732) 846-0618 ■ www.wgcpas.com

INDEPENDENT AUDITORS' REPORT

TO THE DIRECTOR OF

FALKIN PLATNICK SECURITIES CO., INC.

We have audited the accompanying statement of financial condition of Falkin Platnick Securities Co., Inc. (an S-Corporation), as of December 31, 2008 and the related statements of operations, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falkin Platnick Securities Co., Inc. as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilkin & Guttenplan

WILKIN & GUTTENPLAN, P.C.
Certified Public Accountants

East Brunswick, New Jersey

February 17, 2009

FALKIN PLATNICK SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS	
Cash	$ 7,100
Certificate of deposit	17,590
Accrued interest receivable	254
Common stock investment	3,300
Prepaid expenses	7,347
TOTAL ASSETS	$ 35,591
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued expenses	$ 4,999
State income taxes payable	270
TOTAL LIABILITIES	5,269
STOCKHOLDER'S EQUITY	
Common stock, no par value; 2,500 shares authorized, 100 shares issued and outstanding	6,000
Additional paid-in capital	85,250
Retained earnings (deficit)	(60,928)
TOTAL STOCKHOLDER'S EQUITY	30,322
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 35,591

The accompanying notes are an integral
part of these financial statements.

FALKIN PLATNICK SECURITIES CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Interest income	$ 562
TOTAL REVENUES	562
EXPENSES:	
Licenses and fees	5,651
Audit fees	5,300
Consulting fees	4,000
Shared office expenses	3,600
State minimum tax	520
Insurance expense	365
TOTAL EXPENSES	19,436
NET LOSS	$ (18,874)

The accompanying notes are an integral part of these financial statements.

FALKIN PLATNICK SECURITIES CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCES - BEGINNING OF YEAR	$ 6,000	$ 85,250	$ (42,054)	$ 49,196
NET LOSS	-	-	(18,874)	(18,874)
BALANCES - END OF YEAR	$ 6,000	$ 85,250	$ (60,928)	$ 30,322

The accompanying notes are an integral part of these financial statements.

FALKIN PLATNICK SECURITIES CO., INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (18,874)
Adjustments to reconcile net loss to net cash used in operating activities:	
Accrued interest receivable	207
Prepaid expenses	(1,226)
Accrued expenses	131
NET CASH USED IN OPERATING ACTIVITIES	(19,762)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Redemption of certificate of deposit	16,822
Purchase of certificate of deposit	(17,590)
NET CASH USED IN INVESTING ACTIVITIES	(768)
NET DECREASE IN CASH	(20,530)
CASH - BEGINNING OF YEAR	27,630
CASH - END OF YEAR	$ 7,100

The accompanying notes are an integral part of these financial statements.

FALKIN PLATNICK SECURITIES CO., INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - NATURE OF ORGANIZATION:

Falkin Platnick Securities Co., Inc. (the Company), a registered securities broker-dealer, is a New Jersey corporation organized on April 9, 1988. The Company is a broker of limited partnership type securities (Regulation D). It does not handle the safekeeping of any securities, nor cash. It is registered to do business in New Jersey, New York and various other states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates.

NOTE 3 - COMMON STOCK INVESTMENT:

Common stock represents 300 shares of stock in NASDAQ, which is currently restricted stock. The shares of this stock may not be transferred without the prior written consent of NASDAQ. This investment is carried at cost basis on the accompanying financial statements.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company's primary source of revenue is generated from a related entity of which the stockholder is a 50% owner. The related entity is in the business of acquiring and managing multi-family rental housing developments. That Company's sole purpose is to raise capital from investors in connection with real estate investments through private placements. During 2008, no revenue was generated as the related entity did not engage in any private placements.

The Company, along with several other related entities, operates within the same location. Expenses such as payroll, payroll taxes, travel, office supplies, etc. are shared by the Company and the related entities. The Company has entered into an agreement with the related entity for reimbursement for expenses such as rent, office cleaning, utilities, fax, and telephone. The agreed upon shared office expense is $300 per month.

NOTE 5 - INCOME TAXES:

Income Taxes - The Company is an S-Corporation. In lieu of Federal corporate income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no expense for Federal income taxes have been included in these financial statements. A provision for minimum State income taxes of $520 have been included in the accompanying financial statements.

The Company has state net operating loss carryforwards of approximately $52,000 which expire as follows:

Year Ending December 31,	
2012	$ 6,300
2013	27,300
2015	18,400
	$52,000

A deferred income tax asset of approximately $3,600 has been calculated due to the state net operating loss carryforwards. A full valuation allowance has also been calculated due to the determination that it is possible that these loss carryforwards will not be utilized prior to expiration.

NOTE 6 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (15c3-1), under the Securities Exchange Act of 1934, as amended, which prohibits a regulated firm from engaging in any securities transactions whenever its aggregate indebtedness "exceeds fifteen times its net capital" as those terms are defined by the rule. In addition, a broker or dealer shall have and maintain net capital of not less than $5,000 if the Company does not hold funds or securities for or owe money or securities to customers, and does not carry accounts of or for customers.

During the year ended December 31, 2008, the Company did not engage in the activities as described above. As of December 31, 2008, the Company's required net capital was $5,000 whereas it's computed net capital was $19,421, leaving capital in excess of requirements of $14,421.

FALKIN PLATNICK SECURITIES CO., INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2008

CREDITS:	
Capital	$ 30,322
DEBITS:	
Nonallowable assets:	
Accrued interest receivable	(254)
Common stock investment	(3,300)
Prepaid expenses	(7,347)
NET CAPITAL	19,421
Minimum net capital requirement	(5,000)
EXCESS NET CAPITAL	$ 14,421

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See auditors' report on the supplementary information.